

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 7, 2008

Via U.S. Mail

Mr. Brian J. Sereda
Chief Financial Officer
Proxim Wireless Corporation
2115 O' Nel Drive
San Jose, CA 95131

> **RE: Proxim Wireless Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-29053**

Dear Mr. Sereda:

We have reviewed your supplemental response letter dated December 18, 2007 as well as your filing and have the following comment. As noted in our comment letter dated August 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to comment 5. Explain to us in more detail the difference between "sell in" and deferred "sell through" basis in recognizing product revenues under SFAS 48. In your response, tell us when the rights of return of products expire and how it affects your estimates in recognizing revenues.

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Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director